UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Silence Therapeutics plc (the Company), dated September 14, 2020, announcing the appointment of Mark Rothera as President and Chief Executive Officer and Board member of the Company. In connection with Mr. Rothera’s appointment, the Company’s Board of Directors approved the grant to Mr. Rothera of options to purchase 1,800,000 ordinary shares under the Company’s Employee Long Term Incentive Plan at an exercise price of £4.68 per share.  The option will vest as to 450,000 ordinary shares on the first anniversary of the date of grant, with the remainder vesting in 12 quarterly installments thereafter.

On September 14, 2020, the Company published its unaudited financial statements as of and for the six months ended June 30, 2020 and issued a press release announcing these financial results, which is furnished as Exhibit 99.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated September 14, 2020, “Silence Therapeutics Appoints Mark Rothera as President and Chief Executive Officer.”
99.2	Press release, dated September 14, 2020, “Silence Therapeutics Reports Interim Results for the Six Months Ended 30 June 2020.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Rob Quinn

	Name:	Rob Quinn, Ph.D.
	Title:	Chief Financial Officer

Date: September 14, 2020